CONTACTS:
MEDIA: Paul Stulberg
(416) 675-6777, ext. 32265 paul.stulberg@mdsinc.com

INVESTORS: Kim Lee
                                  (416) 213-4721 kim.lee@mdsinc.com

For Immediate Release:

MDS Announces Renewal
of Company’s Shareholders Rights Plan

TORONTO, Canada, March 18, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life-sciences markets, today announced that shareholders approved the renewal of the Company’s Shareholder Rights Plan at the Company’s 2009 Annual and Special Meeting of Shareholders held March 12, 2009 in Toronto.

The principal purpose of Plan continues to be to encourage a party who wishes to become the beneficial owner of 20% or more of the Common Shares of the Company either to make a Permitted Bid (as defined in the Plan) having terms and conditions designed to meet the objectives of the Plan, or to negotiate the terms of the offer with the Board of Directors of the Company.  Subject to certain limited exceptions in the Plan, if a party becomes the beneficial owner of 20% or more of the Common Shares other than by way of a Permitted Bid or another transaction supported by the Board of Directors, shareholders (other than the offeror and its joint actors) would be entitled to purchase additional Common Shares from the Company at a 50% discount to market, thereby substantially diluting the offeror’s position.

In the event of an unsolicited takeover bid, the Board of Directors believes that the provisions of the Plan will provide the Board with additional time to evaluate unsolicited takeover bids, and to explore and develop alternatives to maximize shareholder value, to provide for equal treatment of all shareholders and lessen the pressure on a shareholder to tender to a bid.

The Plan will expire at the close of business on the date upon which the Annual Meeting of Shareholders to be held in 2012 terminates unless the Plan is further renewed, subject to earlier termination or expiration of the rights as set out in the Plan.

The Plan has been filed on SEDAR and is available at www.sedar.com.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease.

We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries.

Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS